FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For period ending August 10, 2007

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --


   Notification of Transactions of Directors, Persons Discharging Managerial
                      Responsibility or Connected Persons

I give below details of changes in the interests of the under-mentioned Director and Persons Discharging Managerial Responsibility in the Ordinary shares of GlaxoSmithKline plc arising from the purchase of Ordinary shares at a price of GBP13.02 per Ordinary share on 9 August 2007 through the Company's ShareReward Plan ("the Plan") which the under mentioned persons entered on 5 October 2001:


Mr J S Heslop     Acquisition of 10 Ordinary shares under the partnership
                  element of the Plan (personal contribution)

                  Acquisition of 10 Ordinary shares under the matching element of the Plan (Company contribution)

Mr R Bondy        Acquisition of 10 Ordinary shares under the partnership
                  element of the Plan (personal contribution)

                  Acquisition of 10 Ordinary shares under the matching element of the Plan (Company contribution)

Mr D Learmouth    Acquisition of 10 Ordinary shares under the partnership
                  element of the Plan (personal contribution)

                  Acquisition of 10 Ordinary shares under the matching element of the Plan (Company contribution)

Mr A P Witty      Acquisition of 10 Ordinary shares under the partnership
                  element of the Plan (personal contribution)

                  Acquisition of 10 Ordinary shares under the matching element of the Plan (Company contribution)

The Company and the above-mentioned persons were advised of this information on 10 August 2007.

This  notification   relates  to  a  transaction  notified  in  accordance  with
Disclosure and Transparency Rules 3.1.4R(1)(a) and 3.1.4R(1)(b).


S M Bicknell
Company Secretary

10 August 2007



SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: August 10, 2007                                         By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc